                                    EXHIBIT E

   FORMS OF LETTERS FROM THE FUND TO PARTNERS IN CONNECTION WITH ACCEPTANCE OF
                                OFFERS OF TENDER

                                                               [______ __, 200_]

Dear Partner:

     Hatteras Master Fund, L.P. (the "Fund") has received and accepted for purchase your tender of all or a part of your limited partnership interest in the Fund (your "Interest").

     Because you have tendered and the Fund has purchased all or a part of your Interest, you have been issued a note (the "Note") entitling you to receive an initial payment in an amount equal to at least 90% (100% if you tendered less than your entire Interest) of the value of the purchased Interest based on the unaudited net asset value of the Fund as of December 31, 2006, in accordance with the terms of the tender offer. A cash payment in this amount will be wire transferred to the account designated by you in your Letter of Transmittal no later than March 31, 2007, unless the repurchase date of the interests in the Fund has changed, or the Fund has requested a withdrawal of its capital from the investment funds in which it invests. The Note will be held by UMB Fund Services, Inc. on your behalf. Upon a written request by you to UMBFS, UMBFS will mail the Note to you at the address for you as maintained in the books and records of the Fund.

     If you tendered your entire Interest, the terms of the Note provide that a post-audit payment representing the balance of the purchase amount, if any, will be paid to you promptly after the completion of the Fund's next annual audit according to the terms of the tender offer. We expect that the annual audit of the Fund's financial statements will be completed by the end of May 2007.

     If you are tendering only a portion of your Interest, you remain a Partner of the Fund with respect to the portion of your Interest that you did not tender.

     Should you have any questions, please feel free to contact the Tender Offer Administrator at UMB Fund Services, Inc. at (800) 504-9070.

Sincerely,


Hatteras Master Fund, L.P.

                                                               [______ __, 200_]

Dear Partner:

     Enclosed is a statement showing the breakdown of your capital withdrawal resulting from our purchase of your interest in Hatteras Master Fund, L.P. (the "Fund").

     Because you have tendered and the Fund has purchased all or a part of your interest in the Fund, you have been paid an amount equal to at least 90% (100% if you tendered less than your entire Interest) of the value of the purchased interest in the Fund based on the unaudited net asset value of the Fund as of December 31, 2006, in accordance with the terms of the tender offer. A cash payment in this amount has been wire transferred to the account designated by you in your Letter of Transmittal.

     The balance of the purchase amount, if any, will be paid to you promptly after the completion of the Fund's next annual audit according to the terms of the tender offer. We expect that the annual audit of the Fund's financial statements will be completed by the end of May 2007.

     Should you have any questions, please feel free to contact the Tender Offer Administrator at UMB Fund Services, Inc. at (800) 504-9070.

Sincerely,


Hatteras Master Fund, L.P.

Enclosure